Exhibit 99.1

LILIUM N.V.

The following summary highlights selected information contained elsewhere in the registration statement into which this summary is incorporated by reference, the accompanying prospectus and the documents incorporated by reference therein. You should read carefully the entire registration statement into which this summary is incorporated by reference, as well as the accompanying prospectus, including the documents incorporated by reference therein, especially the risks discussed under the caption “Risk Factors” in the accompanying prospectus and the documents incorporated by reference therein as well as the consolidated financial statements and notes to those consolidated financial statements incorporated by reference into the accompanying prospectus. Some of the statements in this summary constitute forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements” of the accompanying prospectus and the documents incorporated by reference therein. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those discussed in the “Risk Factors” and other sections of the accompanying prospectus.

Overview

Lilium N.V. (the “Company,” “we,” “us,” “our” and similar terms) is a next-generation transportation company. We are focused on developing an electric vertical take-off and landing (“eVTOL”) aircraft for use in a new type of high-speed air transport system for people and goods—one that would (i) offer increased connectivity for communities around the world as well as generate time savings to travelers, (ii) be easily accessible from areas designed specifically for eVTOL aircraft to take off and land (“Vertiports”) close to homes and workplaces, (iii) be affordable for a large part of the population, and (iv) be more environmentally friendly than current regional air transportation.

The products we are developing are fully electric jet aircraft that can take off and land vertically with low noise. Our objective is for the Lilium Jet to be the basis for sustainable, high-speed regional air mobility (“RAM”) networks, which refers to networks that will connect communities and locales within a region directly with one another. We believe such networks will require less infrastructure than traditional airports or railway lines and a fully electric jet aircraft would produce minimal operating emissions. We expect our Lilium Jets will generate zero operating emissions during flight. A single trip might save hours for a traveler; in aggregate, these networks could save our societies millions of travel hours—and significant carbon emissions—each year.

Currently, our development efforts are focused on the detailed design for the Lilium Jet, ongoing certification process for the Lilium Jet with the European Union Aviation Safety Agency and the U.S. Federal Aviation Administration, and building out our manufacturing capacity. We plan to rely on three business models. First, we intend to target general business aviation customers as a business line that we intend to deploy in tailored offerings through private or fractional ownership sales. Second, we plan to use the Lilium Jet within regional passenger shuttle networks, initially in the U.S. and Europe, that we intend to create and operate with third parties. Third, we plan to provide a turnkey enterprise solution by selling fleets of Lilium Jets and related aftermarket services directly to enterprise and other customers.

The new and developing eVTOL aircraft market has been made possible by a convergence of innovation across battery technology, lightweight materials, sensors, and computing power and propulsion technology. Morgan Stanley has projected that the eVTOL aircraft market could represent $1.0 trillion (in the base case) to $4.5 trillion (in the bull case) in revenues by 2040.

The Lilium Jet architecture is based on our proprietary Ducted Electric Vectored Thrust (“DEVT”) technology, which has been developed and rigorously tested over the last several years. While the majority of our eVTOL competitors leverage open rotor engines, which are based on unducted, counter rotating propeller blades that can have a higher noise profile, DEVT consists of quiet electric turbofans mounted within a cylindrical duct. DEVT offers a number of fundamental advantages over open propeller eVTOL architectures, including higher payload potential, safety, the highest market acceptance and penetration for ducted fans in commercial aviation and potential scalability to larger aircraft in the future.

We believe these technology advantages will enable our regional shuttle service model to carry more passengers (or cargo) per Lilium Jet on longer (regional) trips than open propeller eVTOL aircraft. We are currently developing a lineup of Lilium Jets, including prospective four and six passenger models, that will be based on the same modular architecture but have distinct specifications and design targets based on their expected commercial use. The Lilium Jet is being designed to be a piloted aircraft with the potential to be an autonomous aircraft in the future. We believe the combination of longer average trip lengths and our anticipated passenger capacity for our lineup of Lilium Jets (and thus a higher load factor, depending on model) will provide greater time savings to customers and more competitive pricing as compared to open propeller eVTOL architecture. We also believe our architectural platform would allow us to create a larger version of the Lilium Jet in the future based on similar architecture and technology. However, our design activities remain in process, and there can be no assurances that such a larger aircraft will be developed or the timing thereof.

We intend for the Lilium Jet to have low take-off and landing noise, with a targeted noise level of 68 dBA at 100 meters (based on current development status and expectations). We are designing the Lilium Jet to be virtually inaudible from the ground during cruise flight.

We believe that our high-speed RAM networks will significantly change the economic calculus of passengers and businesses shipping goods when making transportation and shipping decisions, respectively. We estimate that our Lilium Jets will be able to move people and goods significantly faster than road and rail transport and that our eVTOL network will be significantly less costly and much faster to deploy than equivalent high-speed rail infrastructure and considerably more adaptable to shifting passenger demand.

We believe that our aerospace team is one of the most capable in the eVTOL sector. Collectively, they have held instrumental roles in the delivery of the Airbus A350 XWB, Airbus A380, Airbus A320, the Gulfstream G-650 jet engine and the Eurofighter Typhoon, among others. They are supported by approximately 450 aerospace engineers and a business team with a strong track record in building successful companies in Silicon Valley and Europe. In addition to our Co-Founder and now Chief Engineer for Innovation and Future Programs, Daniel Wiegand, the board of directors of Lilium (the “Board”) includes our Chairman, Dr. Thomas Enders, as well as Henri Courpron, Barry Engle, David Neeleman, Margaret M. Smyth, Gabrielle Toledano, David Wallerstein and Niklas Zennström. Of note, Klaus Roewe, long-time Airbus executive and former head of the A320 program, who joined Lilium in August 2022 to serve as its Chief Executive Officer, was formally approved as an Executive Director on October 27, 2022.

We have an approximately 100,000 square foot technology prototyping and production facility at the Oberpfaffenhofen airfield near our Munich headquarters in Germany, which is currently being expanded by approximately 45,000 square feet. We expect this facility may eventually house our serial aircraft production, including the anticipated manufacturing of the proprietary propulsion and energy systems and the final assembly of the serial aircraft. Other sub-systems and components will be outsourced to Tier 1 aerospace suppliers, such as Toray Industries, Aciturri Aeronáutica, DENSO and Honeywell.

Our Lilium Jet

The Lilium Jet is designed to meet the requirements of high-speed regional air mobility. We have developed a next-generation aircraft architecture based on the combination of DEVT with a fixed-wing aircraft configuration. Our technology demonstrator, Phoenix 2, recently achieved another industry first for an electric jet aircraft, performing full transition from hover to wing-borne flight on both the main and canard wings at an airspeed of approximately 100 kts at our test facility in Atlas, Spain. Transition represents the technically challenging phase (for eVTOL aircraft) between powered vertical lift and the highly efficient wing-borne lift. Based on current development status, we are targeting for the Lilium Jet to achieve a cruise speed of 250 kilometers per hour (assuming flight at 10,000 feet), a physical aircraft range of 250 kilometers (including reserves) and an operating range at full payload (excluding reserves) of 175 kilometers. We expect this range could continue to improve as battery performance improves overtime and, based on current estimates and analyses by our management, we project that the range of the Lilium Jet could increase to 275 kilometers by 2030, 400 kilometers by 2035 and 480 kilometers by 2040.

The Lilium Jet will be a piloted aircraft designed from the ground up using the same underlying technologies as our demonstrator aircraft and optimized for speed, range, passenger comfort, low noise, safety, zero operating emissions and simplicity. Due to the architectural resemblance, we believe many performance parameters of the serial, conforming aircraft can be predicted from the Phoenix demonstrators.

We are designing the Lilium Jet in accordance with the strictest aerospace standards and guidelines established by the relevant regulatory authorities, and consistent with leading original equipment manufacturers’ (“OEMs”) commercial aerospace programs. The cabin configuration we launch at entry-into-service will be determined by final customer needs, regulatory requirements, and the performance characteristics of the certified aircraft. However, we expect our aircraft architecture will ultimately allow for: (i) a premium four-passenger ‘club cabin’ configuration; (ii) a six-passenger shuttle cabin configuration; and (iii) a cargo cabin configuration.

Our ultimate goal is to achieve annual in-house production capacity of up to approximately 400 Lilium Jets, beyond which we intend to scale further with manufacturing partners. To keep the initial investment low and production flexible, we plan to use a balanced approach of adequate automation for high volume operations and simpler production technology for aircraft assembly. We are also developing a blueprint for a larger scale production system with an annual capacity of approximately 1,200 Lilium Jets, which we target implementing with manufacturing and supply chain partners in due course depending on the ramp-up of our business.

We currently estimate that the first generation Lilium Jet will have a list price of approximately €10 million in the case of private sales and approximately €7 million in the case of OEM sales and sales to lessors in the planned Lilium RAM networks. “List price” is not indicative of sales price and actual sales prices are based on future economic, competitive, regulatory and other considerations, many of which are beyond the control of the Company.

Recent Developments

Memoranda of Understanding

Lilium currently has non-binding memoranda of understanding for the potential sale of up to 583 Lilium Jets. Lilium’s memoranda of understanding are with key partners in the U.S., Brazil, Spain, France, Italy, Benelux, Norway and Saudi Arabia.

Developing, Manufacturing and Recycling Battery Cells

We believe the circular battery economy and renewable electric infrastructure present opportunities for Lilium in the future. Following best practice in the electric vehicle industry, we are currently exploring additional opportunities to develop, manufacture and recycle battery cells with a second source, InoBat Auto. Our current target is to build our first flight battery pack in 2023. Our goal is for our used battery cells to have approximately 80% of storage capacity, which we expect will make them suitable for micro-grid applications. We also estimate that approximately 95% of the valuable raw materials in our battery cells are potentially recoverable. Consequently, we are currently working to build relevant partnerships to explore these opportunities further (including our ongoing partnership with ABB E-mobility to develop and implement charging infrastructure for regional air travel).

Patent Protection

Lilium continues its efforts to protect the results of its product development. As of the end of October 2022, Lilium had filed a total of 73 patent applications, with 42 patent applications published. A key focus of Lilium’s innovation has been propulsion and energy systems, which are core to our competitive advantage. Additionally, Lilium continues to file patent applications in jurisdictions supplementary to the European Patent Organization member states, e.g., in the U.S. and China.

Funding Needs

After giving effect to our concurrent registered direct offering (the “Registered Direct Offering”) and the private placement (the “PIPE” and, together with the Registered Direct Offering, the “Offerings”), in each case, of Class A ordinary shares, with a nominal value of €0.12 (“Class A Shares”), and warrants to purchase Class A Shares, we expect that the Company will have approximately $273 million of cash available (calculated based on a one euro to 0.97 U.S. dollar exchange rate as of November 11, 2022). This reflects approximately €160 million of cash, cash equivalents and other financial assets as of September 30, 2022, approximately $29.2 million of gross proceeds expected to be raised in the Registered Direct Offering, and approximately $89.7 million of gross proceeds expected to be raised in the concurrent PIPE (which includes approximately $20.2 million of Class A Shares and Warrants offered to certain suppliers, of which $19.2 million will be received in cash and used to settle certain payables of Lilium) after deduction of estimated fees and expenses of the Offerings.

With the goal of securing type certification of the Lilium Jet, the Company estimates that it will require an additional approximately $540 million (calculated based on a one euro to one U.S. dollar exchange rate) to fund its operations until type certification. In view of the foregoing, in the future, the Company is expected to generate cash from pre-delivery payments from customers, the issuance of additional equity securities, and grants and subsidies from governmental authorities. The Company is also considering establishing an “at-the-market” equity program that would allow the issuance and sale of Class A Shares from time to time through one or more sales agents. Any future financing is subject to market conditions and other factors, many of which are outside of the control of the Company. See “Risk Factors—Our business plans require a significant amount of capital. Additionally, our future capital needs may require us to sell additional equity or debt securities that may adversely affect the market price of our shares and dilute our shareholders or introduce covenants that may restrict our operations” for more information.

Corporate Information

We were incorporated as a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under the name Qell DutchCo B.V. on March 11, 2021, solely for the purpose of effectuating the business combination pursuant to the business combination agreement, dated March 30, 2021, as amended (the “Business Combination”), by and among Lilium GmbH, Queen Cayman Merger LLC, Qell Acquisition Corp. and Lilium. Prior to the Business Combination, Qell DutchCo B.V. did not conduct any material activities other than those incidental to its formation and certain matters related to the Business Combination, such as the making of certain required securities law filings. Our name was changed from Qell DutchCo B.V. to Lilium B.V. on April 8, 2021. In connection with the closing of the Business Combination on September 10, 2021, we converted into a Dutch public limited liability company (naamloze vennootschap) as Lilium N.V. In connection with the Business Combination and a contemporaneous private placement of Class A Shares, we received $464 million in proceeds.

We are registered in the Commercial Register of the Netherlands Chamber of Commerce (Kamer van Koophandel) under number 82165874. Our official seat (statutaire zetel) is in Amsterdam, the Netherlands and the mailing and business address of our principal executive office is Claude-Dornier Straße 1, Bldg. 335, 82234, Wessling, Germany. Our telephone number is +49 160 9704 6857.

We maintain a website at www.lilium.com, where we regularly post copies of our press releases as well as additional information about us. From time to time, we may also use our website for disclosure of material information about our business and operations. We have included our website as an inactive textual reference only. Our filings with the SEC are available free of charge through the website as soon as reasonably practicable after being electronically filed with or furnished to the SEC. Information contained in our website is not a part of, nor incorporated by reference into, this prospectus or our other filings with the SEC and should not be relied upon.

Risk Factors

References to “Warrants” in this “Risk Factors” section refer collectively to the warrants to purchase Class A Shares offered pursuant to the Offerings.

Future sales, conversions, or exercises by existing securityholders or future offerings of securities by us may cause dilution to our existing shareholders and cause the market price of our securities to fall.

If we or our shareholders, including our executive officers, directors and their affiliates, sell substantial amounts of Class A Shares in the public market, including Class A Shares issuable upon the exercise of outstanding warrants and the Warrants to be issued in the Offerings or if the market perceives that such issuances or sales may occur, the market price of our Class A Shares could fall and it may become more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. A substantial number of Class A Shares are reserved for issuance upon the exercise of stock options, upon settlement of vested restricted stock units, upon conversion of the issued and outstanding class B ordinary shares, nominal value €0.36 (“Class B Shares”), and upon exercise of the Company’s issued and outstanding warrants as of the date hereof, and a substantial number of Class A Shares will be reserved for issuance upon the exercise of the Warrants. These issuances could depress the market price of our Class A Shares and would result in increased dilution to existing shareholders. In connection with the Registered Direct Offering, we and certain of our executive officers and directors have agreed, subject to certain exceptions, not to sell or transfer any Class A Shares and certain related securities for a period of 30 days after November 18, 2022 without the prior written consent of the placement agents.

The likelihood that holders will exercise warrants is generally dependent upon the market price of our Class A Shares. Specifically with respect to the warrants to be issued in the PIPE and the Warrants offered hereby, the exercise price of $1.30 per share is less than the trading price for a Class A Share as of November 17, 2022 of $1.70.

The Company shall seek shareholder approval to increase the number of Class A Shares authorized for issuance, and shareholders of the Company representing approximately 72% of the voting power as of November 18, 2022 have entered into letter agreements irrevocably and unconditionally agreeing to vote in favor of the designation of our board of directors to issue additional Class A Shares to be considered at a general meeting of the Company. In the future, the Company may seek shareholder approval to further increase the number of Class A Shares authorized for issuance to enable, among other things, the possible issuance of additional Class A Shares in connection with any other capital raising activities. There can be no assurance that our Board will seek or receive, if sought, the requisite authorization at a general meeting to issue additional Class A Shares, or authorization to issue a sufficient amount of Class A Shares as may be necessary to finance the Company’s operations in the future.

Our business plans require a significant amount of capital. Additionally, our future capital needs may require us to sell additional equity or debt securities that may adversely affect the market price of our shares and dilute our shareholders or introduce covenants that may restrict our operations.

We expect our expenses and capital expenditures to continue to be significant in the foreseeable future as we expand our development, certification, production and commercial launch, and expand our existing facilities for technology prototyping and production. After giving effect to the Registered Direct Offering and the PIPE, we expect that the Company will have approximately $273 million of cash available (calculated based on a one euro to 0.97 U.S. dollar exchange rate as of November 11, 2022). This reflects approximately €160 million of cash, cash equivalents and other financial assets as of September 30, 2022, approximately $29.2 million of gross proceeds expected to be raised in this offering, and approximately $89.7 million of gross proceeds expected to be raised in the concurrent PIPE (which includes approximately $20.2 million of Class A Shares and Warrants offered to certain suppliers, of which $19.2 million will be received in cash and used to settle certain payables of Lilium) after deduction of estimated fees and expenses of the offering and the PIPE. With the goal of securing type certification of the Lilium Jet, the Company estimates that it will require an additional approximately $540 million (calculated based on a one euro to one U.S. dollar exchange rate) to fund its operations until type certification.

Our level of expenses and capital expenditures will be significantly affected by customer demand for our services. The fact that we have a limited operating history and are entering a new industry means we have no historical data on the demand for our services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. We may seek equity or debt financing or government grants or subsidies to finance a portion of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable or at all.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor and customer acceptance of our industry and business model. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our corporate structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business, both of which could mean that we would be forced to curtail or discontinue our operations.

We may also seek to raise additional capital through the issuance of additional Class A Shares or debt securities with conversion rights (such as convertible bonds and option rights). For instance, we are considering establishing an “at-the-market” equity program that would allow the issuance and sale of Class A Shares from time to time and through one or more sales agents. An issuance of additional Class A Shares or debt securities with conversion rights could potentially reduce the market price of our securities, and we currently cannot predict the amounts and terms of such future offerings.

Additionally, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility or other debt financing. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. The sale of additional equity or equity-linked securities could dilute our shareholders. We may sell Class A Shares or other securities in another offering at a price per share that is less than the price per share paid by investors in the Offerings, and investors purchasing other securities in the future could have rights superior to existing shareholders. The price per share at which we sell additional Class A Shares, or securities convertible or exchangeable into Class A Shares, in future transactions may be higher or lower than the price per share paid by any investors in the Offerings. Although the Warrants contain anti-dilution provisions related to the sale of equity securities at a price lower than the exercise price of the Warrants, the Warrants also allow us to issue equity securities in certain circumstances at prices lower than the exercise price of the Warrants without triggering the anti-dilution provision in the Warrants.

Additional dilution may arise from the acquisition of, or investments in, companies in exchange, fully or in part, for newly issued shares, options granted to our business partners or from the exercise of stock options by our employees in the context of existing or future share option programs or the issuance of shares to employees in the context of existing or future employee participation programs.

Our largest shareholders, in part due to our dual class structure, have significant influence in our company.

Our largest shareholders currently control more than 40% of the total voting power of the Company. Class B shares have three times as many votes per share, for a total of 36 votes per share on any matter submitted for shareholder approval, as opposed to Class A Shares, which have 12 votes per share. Daniel Wiegand, our Co-Founder, former Chief Executive Officer and current Chief Engineer for Innovation and Future Programs, holds all of the issued and outstanding Class B Shares and controls approximately 22% of the total voting power of the Company. In addition, Tencent Mobility (Luxembourg) S.à r.l, (“Tencent”) currently owns approximately 25% of our outstanding Class A Shares (which represents approximately 22% of the total voting power of the Company) (which calculations are based on the number of shares of the Company outstanding on September 28, 2022, and which do not take into account (x) any potential increase in the number of Class A Shares authorized for issuance at a general meeting of the Company, or (y) the share issuances in connection with the Registered Direct Offering and the PIPE, including any issuance to Tencent). Our largest shareholders may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. For more information about our dual class structure, see Exhibit 2.1 attached to our Annual Report on Form 20-F.

In connection with the PIPE, we have entered into or modified arrangements with certain suppliers and other business partners, pursuant to which we will agree to incur certain non-recurring expenses and expose ourselves to the credit risks of such suppliers.

In connection with the PIPE, we have entered into or modified arrangements with certain suppliers and other business partners on whom we rely for the provision and development of key emerging technologies, components and materials used in the Lilium Jet, pursuant to which we will prepay certain non-recurring expenses. These upfront payments of non-recurring expenses expose us to the credit risks of our suppliers, and reduce our chances of obtaining the benefits of such costs in the case that these suppliers experience substantial financial difficulties, cease operations or otherwise face business disruptions. In such cases, we may be required to provide substantial financial support to ensure supply continuity or would have to take other measures to ensure components and materials remain available. Moreover, we may have difficulty recovering any such upfront payments if any of our suppliers fails to fulfil its contractual delivery obligations to us. Accordingly, any such disruption could affect our ability to deliver jets and could increase our costs and negatively affect our liquidity and financial performance.

The Warrants being offered in the Offerings may not have value.

The Warrants being offered by us in the Offerings have an exercise price of $1.30 per each whole Class A Share, subject to certain adjustments, and expire four years from the date of issuance, after which date any unexercised Warrants will expire and have no further value. In the event that the market price of our Class A Shares does not exceed the exercise price of the Warrants during the period when they are exercisable, the Warrants may not have any value. If the Warrants expire with no value, we will not receive any proceeds from the exercise of the Warrants to fund our operations. The exercise price of $1.30 per share is less than the trading price for a Class A Share as of November 17, 2022 of $1.70.

Holders of Warrants will not have the rights of shareholders until they exercise the Warrants.

Holders of Warrants purchased in the Offerings will have no rights as shareholders until such holders exercise their Warrants and acquire Class A Shares. Until holders of the Warrants acquire Class A Shares upon exercise of such Warrants, the holders will have no rights with respect to the Class A Shares underlying the Warrants, such as voting rights or the rights to receive dividends. Upon exercise of the Warrants, the holders will be entitled to exercise the rights of a shareholder only as to matters for which the record date occurs after the exercise.

The Warrants may be redeemed at the Company’s option under certain circumstances.

Following the second anniversary of the date the Warrants are issued, but before the expiration date of the Warrants, if the last reported sale price per share of our Class A Shares, as reported by Nasdaq, equals or exceeds $2.60 per share for at least 20 trading days (whether or not consecutive) during a 30 consecutive trading day period, then the Company, on at least 20 trading days’ prior written notice to holders of the Warrants, will have the right to redeem the Warrants by paying the holders $0.01 per Class A Share issuable pursuant to exercise thereof, subject to certain exceptions and subject to prior exercise by the holder. Redemption of the Warrants could force you to (i) exercise your Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so or (ii) accept the nominal redemption price which, at the time the outstanding Warrants are called for redemption, is likely to be substantially less than the fair value of such Warrants.

There is no public market for the Warrants being offered in the Offerings.

There is no established public trading market for the Warrants being offered in the Offerings, and we do not expect a market to develop. Additionally, we do not intend to apply to list the Warrants on any securities exchange or nationally recognized trading system, including Nasdaq. Without an active market, the liquidity of these Warrants will be limited. Although we have other outstanding warrants, some of which are listed on Nasdaq, the Warrants will not be part of the same class as our other outstanding warrants and will not be fungible with our other outstanding warrants.

Certain provisions of the Warrants could discourage an acquisition of us by a third party.

Certain provisions of the Warrants could make it more difficult or expensive for a third party to acquire us. The Warrants require that, in the case of certain transactions constituting “Fundamental Transactions” (as defined in the Warrants) among other things, the surviving entity must assume our obligations under the Warrants. Additionally, in certain circumstances, the holder will have the right to receive the Black Scholes Value (as defined in the Warrants) of the Warrants calculated pursuant to a formula set forth in the Warrants, payable either in cash or, in some cases, in the same type or form of consideration that is being offered and being paid to the holders of our Class A Shares as described in the Warrants. These and other provisions of the Warrants could prevent or deter a third party from acquiring us even where the acquisition could be beneficial to our investors.

We may be a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors.

If we are a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder of our Class A Shares or the Warrants, the U.S. holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. If we determine we are a PFIC for any taxable year, upon written request, we will endeavor to provide to a U.S. holder such information as the Internal Revenue Service may require, including a PFIC Annual Information Statement, in order to enable the U.S. Holder to make and maintain a “qualified electing fund” election, but there can be no assurance that we will timely provide such required information, and such election would in any event be unavailable with respect to the Warrants. We urge U.S. investors to consult their tax advisors regarding the possible application of the PFIC rules.

Related Party Transactions

In connection with the PIPE, we entered into securities purchase agreements with a number of investors, including Tencent, an existing shareholders of the Company, and Barry Engle, David Wallerstein (who is affiliated with Tencent) and Niklas Zennström, three of our non-executive directors, and Klaus Roewe, our chief executive officer and an executive director, for the purchase and sale of 12,192,306 Class A Shares and warrants to purchase up to 6,096,151 Class A Shares for aggregate gross proceeds of approximately $15.9 million. The Company’s sales to Tencent and Messrs. Engle, Wallerstein, Zennström and Roewe resulted in gross proceeds of $15 million, $0.1 million, $0.6 million, $0.1 million and $50,000, respectively.

Shareholders of the Company representing approximately 72% of the voting power as of November 18, 2022, including Tencent, our directors Barry Engle, Dr. Thomas Enders, David Wallerstein, Daniel Wiegand and our chief financial officer, Geoffrey Richardson, have entered into letter agreements, irrevocably and unconditionally agreeing to vote in favor of the designation of our board of directors to issue Class A Shares to be considered at a general meeting of the Company to be convened.

On May 17, 2022, we entered into a success fee letter with Mr. Geoffrey Richardson, our Chief Financial Officer, pursuant to which we agreed to pay Mr. Richardson a success fee upon successful completion of certain equity, debt, joint venture or merger transactions prior to December 31, 2025. Mr. Richardson and the Company have agreed that such success fee is no longer applicable to equity and debt transactions. The Company and Mr. Richardson have further agreed that for 2022 and until December 31, 2025, semi-annually, Mr. Richardson shall be entitled to receive a bonus payable in cash in an amount to be determined by the Compensation Committee based on certain agreed liquidity targets being achieved consisting of the amount of cash and cash equivalents held by the Company as of an agreed date for each semi-annual period. For 2022, Mr. Richardson could receive a cash bonus in an amount of not less than $1,250,000 but not more than $2,250,000, as determined in the discretion of the Compensation Committee, if the Company has at least $200 million in cash and cash equivalents on December 15, 2022. The aggregate amount of any success fees and bonuses described above shall be subject to a cap of $10.0 million.